Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156

January 23, 2012
Via Edgar
Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed: December 21, 2011
File No. 333-174252

Mr. Reidler:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 20, 2012 (the “Comment Letter”) relating to the Amendment No. 3 to Form S-1 filed January 6, 2012 of Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) (“Hygea”, “Piper” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Management’s Discussion and Analysis
Application of Critical Accounting Policies and Estimates
Revenues, page 29

1. Your discussion in response to comment one describes the restatement as a change in estimate due to a billing error. Please revise your discussion to appropriately describe this change as a correction of an error.

We have made the requested revision to our Revenue accounting policy disclosure found in both Management’s Discussion and Analysis as well as in Footnote B in the notes to our consolidated financial statements for the year ended December 31, 2010 and 2009.

Consolidated Financial Statements
Revenues, page F-8

2. Your discussion in response to comment four that non-medical revenues are recognized on the accrual basis in the period it is earned is vague. Please include the following information in your disclosure:
- Whether the license fees are billed for multiple periods. If so, how you determine that amount to be recognized (e.g. straight-line basis over the contract period).
- How the consulting bills are determined. For example, the fee may be determined upfront for the whole contract or based on the inputs (e.g. hours). Describe when you consider the fees to be earned.

We have revised our disclosure to include the information requested.  With respect to consulting services, the entire amount in question relates to a single arrangement and was a pre-determined fixed amount.  As the Company provides additional such services, each arrangement will have its own terms and conditions which will dictate the earnings process.  We have modified our disclosure to account for these differing possible arrangements.

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The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/Manuel E. Iglesias
Manuel E. Iglesias, CEO and President

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